Exhibit 99.1

March 8, 2012

To the shareholders:

No one likes a car that breaks down except an auto mechanic. We depend on our cars for reliable transportation every day. For our customers, the reliability of our products in their applications is one of the biggest factors in choosing Electro-Sensors’ products. The processing plants and installations that our products are used in have long operating lives and so the sensors and controls used in them must have long and reliable lives as well. Recently, one of our customers requested some reliability data regarding one of our most popular speed switches. Based on the last 5 years of performance data, the average time between failures of one of these switches was 1036 years! This is what we strive for in designing products that provide confidence to our customers in using our products. Reliability is just one aspect of our focus on listening to our customers and meeting their needs. All of us at Electro-Sensors, Inc. are committed to using the customer satisfaction we generate from our products and service in building the success and growth of this company as we move forward.

In the Controls division, revenues increased 5.5% over 2010 with a total sales amount of $6,115,000. This growth was distributed across sales to new plants, plant expansion projects, and also machinery builders. Agricultural related industries continue to grow along with applications in energy production, and also water supply and water treatment processes. Automation of production processes and monitoring of critical sensor values are the functions our products excel at. In addition to upgrades to our standard products, new products released this year include the Electro-Sentry 1 hazard monitoring system for grain and feed facilities and also the I/ON Modbus Nodes that provide a network interface between our speed and temperature sensors and the control system at a plant. Our product line now includes products to monitor the shaft speed, gate and valve position, bearing temperature, belt misalignment, material levels, and vibration of machines and processes. With the addition of our new products, we can provide both the sensors and the monitoring systems to our customers. Our sales channel continued to grow with the addition of manufacturer’s representative coverage in Kansas and Missouri.

In September, the AutoData Systems division was sold as noted in our third quarter report. All employees in this division remained in their positions with the new company AutoData Inc. This allows us to focus on our core markets in the Controls division and we wish success in this new venture for AutoData Inc.

Customer satisfaction in our products and service is a central theme in our quality policy. Tracking this satisfaction is part of our ISO9001 Quality Management System. This year marks our twelfth year of certification and again this year our auditor gave us good results and continued our certification. To accomplish this requires commitment from everyone in the company as they interact directly and indirectly with our customers. Thank-you to our dedicated employees for their work in making this happen!

A dividend of $0.04 per share was paid each quarter to our shareholders reflecting a strong balance sheet. We continue to make meeting the needs of our customers with great products and service the primary focus of each of our employees, representatives, and distributors. Together we work as a team in pursuing the growth and success of this company. Thank-you to you, our shareholders, for your support and confidence in our work here! Please join us for our annual meeting on April 18, 2012 at the Sheraton West Hotel in Minnetonka at 2:00 p.m.

Sincerely,

Bradley D. Slye

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